EXHIBIT 99.1

BrainsWay Reports Second Quarter 2021 Financial Results and Operational Highlights

Strong Revenue Growth of 45% Year-over-Year in Q2 2021

Gained Meaningful Traction in Reimbursement for Deep TMS™ in both OCD and Depression

Conference Call to be held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, Aug. 11, 2021 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today reported second quarter 2021 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended June 30, 2021, revenues were $7.0 million, a 45% increase as compared to the same period in 2020.
  As of June 30, 2021, BrainsWay’s Deep TMS™ installed base was 682 total systems, a 20% increase from the installed base at the same point in the prior year.
  As of June 30, 2021, the total number of OCD add-on helmets shipped was 247, representing OCD treatment capability on 36% of the Company’s installed base.
  Achieved significant progress in reimbursement for Deep TMS in the treatment of OCD and depression
    Received key positive coverage policies in OCD from Centene and Health Care Service Corporation (HCSC), a leading Blue Cross Blue Shield licensee, which collectively represent approximately 42 million covered lives
    First draft Local Coverage Determination (LCD) published applicable to OCD by the Medicare Administrative Contractor (MAC), Palmetto GBA, which represents over 9 million covered lives
    Multiple smaller private payors covering the Company’s depression treatment have continued the trend of decreasing the number of required prior medication failures from three or four to two
  Received encouraging early data from completing patients in the Company’s controlled market release of Deep TMS for smoking addiction
  Initiated the Company’s largest patient awareness campaign to date; early results have yielded an over 300% increase in patient inquiries for Deep TMS treatment during June and July

“We are pleased with our strong performance in the second quarter and the increasingly positive trends impacting our company,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “Our revenues of $7.0 million represented a substantial 45% increase over the pandemic-impacted second quarter of 2020, as our business continues to demonstrate significant momentum.”

“Importantly, we are beginning to gain meaningful traction in OCD reimbursement, which we believe will be an important long-term growth driver in enhancing patient access to Deep TMS. Specifically, we received key positive coverage policies from Centene and HCSC, which collectively represent approximately 42 million covered lives. In addition, the first draft LCD was published proposing coverage applicable to the Deep TMS system for the treatment of OCD by Palmetto, a regional Medicare administrator, which represents over 9 million covered lives. This progress in reimbursement is already driving further interest in this strategic indication, with approximately two-thirds of recently shipped systems including an OCD add-on helmet. Moreover, we ended the second quarter with $55.9 million in cash, allowing us to operate the business from a position of financial strength,” concluded Dr. von Jako.

Second Quarter 2021 Financial Results

  Total revenues for the second quarter of 2021 were $7.0 million, compared to $4.8 million in the second quarter of 2020, an increase of 45%. Quarterly recurring lease revenues were $3.6 million, slightly higher than the second quarter of 2020, and comprising approximately 51% of total revenues.
  Gross margin for the second quarter of 2021 was 81%, compared to 79% for the second quarter of 2020.
  Operating expenses for the second quarter of 2021 were $7.2 million compared to $4.0 million for the second quarter of 2020.
  For the three months ended June 30, 2021, operating loss was $1.5 million compared to an operating loss of $215 thousand during the same period in the prior year.
  As of June 30, 2021, the Company had cash and short-term deposits of approximately $55.9 million, compared to $17.2 million at December 31, 2020.

Conference Call and Webcast

BrainsWay’s management will host a conference call today, August 11, 2021, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, August 11, at 8:30 AM Eastern Time:

United States:	877-407-3982
International:	201-493-6780
Conference ID:	13722002
Webcast:	http://public.viavid.com/index.php?id=146013

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder, obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward- looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.

Contacts:
BrainsWay:
Scott Areglado
SVP and Chief Financial Officer
844-386-7001
Scott.Areglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$15,596	$16,961
Short-term deposits	40,275	221
Trade receivables, net	6,676	5,582
Other accounts receivable	2,362	1,534
Total current assets	64,909	24,298

Long-term deposits	280	163
Leased systems	4,429	5,198
System components and other property and equipment	4,867	4,352
Total assets	$74,485	$34,011

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$732	$781
Other accounts payable	3,977	3,769
Deferred revenue	1,556	1,543
Liability in respect of research and development grants	745	707
Total current liabilities	7,010	6,800

Deferred revenue and other liabilities	2,136	2,015
Liability in respect of research and development grants	5,666	5,524
Warrants	7	38
Total Liabilities	14,819	14,377

Equity:
Share capital	346	233
Share premium	137,344	95,135
Share-based payment	4,769	3,748
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(80,605)	(77,294)
Total Equity	59,666	19,634

Total Liabilities and Equity	$74,485	$34,011

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands (except share and per share data)

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020

Revenues	$13,126	$8,977	$7,005	$4,820
Cost of revenues	2,763	2,007	1,300	992
Gross profit	10,363	6,970	5,705	3,828

Research and development expenses, net	2,575	2,836	1,650	1,041
Selling and marketing expenses	7,320	5,891	4,191	2,178
General and administrative expenses	2,782	2,079	1,377	824
Total operating expenses	12,677	10,806	7,218	4,043

Operating loss	(2,314)	(3,836)	(1,513)	(215)

Finance (expense) income, net	(681)	130	(269)	(179)
Loss before income taxes	(2,995)	(3,706)	(1,782)	(394)
Income taxes	316	307	156	177
Net loss and total comprehensive loss	$(3,311)	$(4,013)	$(1,938)	$(571)

Basic and diluted net comprehensive loss per share	$0.11	$0.18	$0.06	$0.03

BRAINSWAY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the six months ended June 30,		For the three months ended June 30,
	2021	2020	2021	2020

Cash flows from operating activities:
Net loss and total comprehensive loss	$(3,311)	$(4,013)	$(1,938)	$(571)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	761	729	358	284
Depreciation of leased systems	580	585	288	291
Finance expenses (income), net	681	(130)	269	179
Cost of share based payment	1,083	437	280	129
Income taxes	316	307	156	177

Changes in asset and liability items:
Decrease (increase) in trade receivables	(1,131)	358	(38)	270
Decrease (increase) in other accounts receivable	(999)	230	(1,017)	(34)
Increase (decrease) in trade payables	(86)	178	(377)	591
Increase (decrease) in other accounts payable	(200)	(677)	12	(751)
Increase in deferred revenues and other liabilities	212	37	50	52

Cash paid and received during the period for:
Interest paid	(30)	(43)	(10)	(20)
Interest received	2	50	-	19
Taxes paid	(12)	(9)	148	-

Cash (used in) provided by operating activities:	(2,134)	(1,961)	(1,819)	616

Cash flows from investing activities:
Purchase of property and equipment(*)	(917)	(1,911)	(538)	(965)
Investment in short-term deposits, net withdrawal of (investment in)	(40,000)	-	(40,000)	-
Withdrawal of long-term deposits, net	(11)	7	(11)	(3)
Net cash used in investing activities	(40,928)	(1,904)	(40,549)	(968)

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(373)	-	(373)	-
Receipt of government grants	167	42	77	-
Repayment of lease liability	(227)	(221)	(227)	(111)
Issuance of share capital	42,260	-	-	-
Net cash provided by (used in) financing activities	41,827	(179)	(523)	(111)

Exchange rate differences on cash and cash equivalents	(130)	(17)	207	107

Decrease in cash and cash equivalents	(1,365)	(4,061)	(42,684)	(356)
Cash and cash equivalents at the beginning of the period	16,961	21,674	58,280	17,969
Cash and cash equivalents at the end of the period	$15,596	$17,613	$15,596	$17,613

(a) Significant non cash transactions:
Purchase of property and equipment on credit	-	515	-	323
Recognition of new lease liability and right-of-use	183	-	183	-
(*) Derived mainly from purchase of system components